UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2020

Commission File Number: 001-38857

CHINA XIANGTAI FOOD CO. LTD.

(Translation of registrant’s name into English)

c/o Chongqing Penglin Food Co., Ltd.

Xinganxian Plaza

Building B, Suite 19-1

Lianglukou, Yuzhong District 400800

Chongqing, People’s Republic of China

+86- 023-86330158– telephone

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Entry into a Material Definitive Agreement

As previously disclosed in the Report of Foreign Private Issuer on Form 6-K filed with the Securities Exchange Commission on November 25, 2019, on November 22, 2019, we entered into a securities purchase agreement (the “Securities Purchase Agreement”) with an accredited investor (the “Debenture Holder”) to place convertible debentures with a maturity date of twelve months after the issuance thereof in the aggregate principal amount of $5,000,000 (the “Transaction”). The first convertible debenture (the “First Convertible Debenture”) was issued on November 22, 2019 in the amount of $2,000,000; the second convertible debenture was issued on December 30, 2019 in the amount of $2,000,000; and the third convertible debenture was issued on March 9, 2020 in the amount of $1,000,000.

On May 22, 2020, we entered in a conversion agreement (the “Conversion Agreement”) with the Debenture Holder to convert $750,000 in principal due and accrued and unpaid interest under the First Convertible Debenture into 750,000 ordinary shares of the Company at a per share price of $1.00, which was below the per share price of $3.00 that the Debenture Holder would have been able to convert at pursuant to the terms of the First Convertible Debenture.

Unregistered Sale of Equity Securities

As discussed above, on May 22, 2020, we issued 750,000 ordinary shares to the Debenture Holder upon the conversion of $750,000 in principal due and accrued and unpaid interest under the First Convertible Debenture.

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 10.1	Conversion Agreement dated May 22, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 22, 2020	CHINA XIANGTAI FOOD CO. LTD.

	By:	/s/ Zeshu Dai
	Name:	Zeshu Dai
	Title:	Chief Executive Officer and Chairwoman of the Board